UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-133354

CUSIP Number 063671101

(CHECK ONE):	☐ FORM 10-K ☐ FORM 20-F ☒ FORM 11-K ☐ FORM 10-Q ☐ FORM 10-D ☐ FORM N-SAR ☐ FORM N-CSR

FOR PERIOD ENDED: DECEMBER 31, 2011

☐ TRANSITION REPORT ON FORM 10-K
☐ TRANSITION REPORT ON FORM 20-F
☐ TRANSITION REPORT ON FORM 11-K
☐ TRANSITION REPORT ON FORM 10-Q
☐ TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Bank of Montreal, on behalf of each of the M&I Retirement Program and the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plans”)

Former Name, if Applicable:	Not Applicable

Address of Principal Executive Office (Street and Number):	100 King Street West 1 First Canadian Place

City, State and Zip Code:	Toronto, Ontario Canada M5X 1A1

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a	)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b	)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the merger of Marshall & Ilsley Corporation with and into a subsidiary of Bank of Montreal in 2011, each of the Plans is in the process of finalizing certain administrative matters relating thereto, is therefore unable without unreasonable effort or expense to file its Form 11-K within the prescribed time period, and expects to file its Form 11-K on or before the 15th calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mary P. Wessel	312-461-5182
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Bank of Montreal

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated June 29, 2012	By:	/s/ Barbara M. Muir
Name: Barbara M. Muir Title: Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary